138

S 05039075 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSB Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 NORTH TENTH STREET, THIRD FLOOR
(No. and Street)

MCALLEN (City) TEXAS (State) 78501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANIE SANDOVAL (956)632-7735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 CONGRESS AVENUE, SUITE 1100 (Address) AUSTIN (City) TEXAS (State) 78701 (Zip Code)

SEC RECEIVED MAR 0 1 2005 WASH, D.C. 179 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

TSB SECURITIES, INC.

(A Wholly Owned Subsidiary of Texas State Bank)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
TSB Securities, Inc.:

We have audited the accompanying statement of financial condition of TSB Securities, Inc. (the Company) (a wholly owned subsidiary of Texas State Bank) as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TSB Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2005

TSB SECURITIES, INC.

(A Wholly Owned Subsidiary of Texas State Bank)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	204,140
Receivables		18,031
Due from Parent		76,255
Other assets, net		21,695
	$	320,121
Liabilities and Stockholder's Equity		
Liabilities - accrued expenses	$	27,106
Stockholder's equity:		
Common stock, $1 par value. Authorized 1,000,000 shares; 100,000 shares issued and outstanding		100,000
Paid-in capital		337,659
Accumulated deficit		(144,644)
Total stockholder's equity		293,015
Commitments and contingencies (note 7)		
	$	320,121

See accompanying notes to the statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

TSB Securities, Inc. (the Company) is a wholly owned subsidiary of Texas State Bank (the Parent) and was incorporated on June 23, 1997. Texas State Bank is a wholly owned subsidiary of Texas Regional Bancshares, Inc. The Company is a registered fully-disclosed introducing securities broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides brokerage services primarily to customers of the Parent. The Company is subject to regulations by NASD and various government agencies, including the Securities and Exchange Commission and the Texas Securities Department. Such agencies may require certain standards or impose certain limitations based on their judgments.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the securities broker-dealer industry. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

A summary of significant accounting policies follows:

(a) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash on hand, amounts due from banks and other financial institutions and money market accounts.

The Company maintains restricted accounts at each of the entities which provide clearing services. The total amount of restricted cash is $150,000 as of December 31, 2004.

(b) Income Taxes

As a wholly owned subsidiary, the Company is included in the consolidated federal income tax return with Texas Regional Bancshares, Inc. The Parent files a consolidated federal income tax return with its parent, Texas Regional Bancshares, Inc., and all of its subsidiaries. The Company records its taxes utilizing a separate-return method. By agreement with its Parent, the Company's federal income taxes are computed based on financial statement income or loss before federal income taxes at the current tax rate. Accordingly, payments are made to and received from its Parent for current federal income tax amounts. The amount due from Parent is the result of net operating losses utilized by the Parent to reduce consolidated federal income taxes.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three, five years or ten years based upon classification category.

(Continued)

(2) Balances and Transactions with Parent

In the normal course of business, the Company has entered into transactions with its Parent. Such balances as of December 31, 2004 are summarized as follows:

Statement of Finanial Condition accounts		
Cash and cash equivalents	$	1,576
Due from Parent		76,255
	$	77,831

The Company's employees are on its Parent's payroll and thus the Company reimburses its Parent for these salaries and employee benefits. On a monthly basis, the Company pays a management fee to its Parent based on the number of hours certain employees of the Parent work for the Company. The Company rents the space from its Parent on a year-to-year lease. The Company maintains a deposit account with its Parent. The Company has two contracts with its Parent one for its data processing system and the other for the use of its payroll software.

(3) Securities Clearing Agreements

The Company has a securities clearing agreement with First Southwest Company (First Southwest) and Pershing LLC (Pershing) primarily to provide clearing services for the Company. The agreements, on a fully-disclosed basis, introduce certain customers to First Southwest and Pershing and that they, as Independent Contractors, may elect to clear and carry the accounts of the Company's customers pursuant to the terms and conditions of the agreements. The agreements indemnify the Company and its Parent against any claims or damages arising from the agreements based upon the ordinary negligence or willful misconduct of First Southwest, Pershing or its employees in providing the services under these agreements. The agreement with First Southwest is for a one-year period and shall automatically be renewed for an additional one-year period unless terminated by either party upon written notification. The agreement with Pershing can be terminated by either party without cause upon ninety days notice.

(4) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2004, the Company had no liabilities subordinated to the claims of general creditors.

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Any retained earnings would be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2004, the Company had computed regulatory net capital (as defined) of $192,921 which was $142,921 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 at December 31, 2004.

(Continued)

(6) Employee Benefits

The Company participates in the Texas Regional Bancshares, Inc.'s Amended and Restated Employee Stock Ownership Plan (with section 401(k) provisions) (the KSOP) covering substantially all of its employees. Employer contributions to the KSOP are discretionary, and as such, determined at the sole discretion of the Board of Directors of Texas Regional Bancshares, Inc. The KSOP covers employees who have attained age 21 and completed twelve consecutive months and 1,000 hours of credited service, as defined in the plan, except for the 401(k) and matching provisions which require three consecutive months and 250 hours of credited service. The Company's discretionary optional contribution is fully vested after six years of credited service.

(7) Commitments and Contingencies

The Company is a defendant in a lawsuit alleging misrepresentation involving investment information regarding certain investments. Management believes that the company has meritorious legal defenses against this lawsuit. Therefore, no provision for possible losses on this case has been recorded in the financial statements.